Developing global reach and business sustainability



HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

A member of the Anglo American plc group

Interim report for the six months to 30 June 2005

- **RECORD HEADLINE EARNINGS R1.038 BILLION**
- **INTERIM DIVIDEND OF 1 050 CENTS PER SHARE**
- **SPECIAL DIVIDEND OF 650 CENTS PER SHARE**
- **NET CASH FLOW R1.373 BILLION**

Reviewed results for the six months ended 30 June 2005

The group results for the six months to 30 June 2005 set out below have been prepared in accordance with the principal accounting policies of the group, which comply with South African Statements of Generally Accepted Accounting Practice, the International Financial Reporting Standards and the Interim Financial Reporting Standard issued by the International Accounting Standards Committee, and in the manner required by the Companies Act in South Africa and are consistent with the prior year's interim report and the audited financial statements at 31 December 2004.

The financial information has been reviewed, but not audited, by Deloitte & Touche, whose unqualified review report is available for inspection at the corporation's registered office.

ABRIDGED CONSOLIDATED INCOME STATEMENTS

	Note	Reviewed for the six months ended 30 June 2005 Rm	30 June 2004 Rm	Audited for the year ended 31 Dec 2004 Rm
CONTINUING OPERATIONS				
Revenue	5	**4 006**	2 531	5 036
Operating profit		**1 574**	413	1 050
Profit on disposal of investments		**243**	–	–
Interest and investment income received		**36**	19	44
Interest paid		**16**	24	41
Profit before taxation		**1 837**	408	1 053
Taxation charge		**600**	114	311
Profit after taxation		**1 237**	294	742
DISCONTINUED OPERATIONS				
Profit on disposal of discontinued operations		**–**	5	5
Taxation charge		**–**	2	2
Profit after taxation		**–**	3	3
TOTAL OPERATIONS				
Revenue	5	**4 006**	2 531	5 036
Operating profit before depreciation		**1 706**	582	1 390
Depreciation and scrapping of property, plant and equipment		**132**	169	340
Operating profit		**1 574**	413	1 050
Profit on disposal of investments		**243**	–	–
Interest and investment income received		**36**	19	44
Interest paid		**16**	24	41
Profit before disposal of discontinued operations		**1 837**	408	1 053
Profit on disposal of discontinued operations		**–**	5	5
Profit before taxation		**1 837**	413	1 058
Taxation charge		**600**	116	313
Attributable profit		**1 237**	297	745
Reconciliation of headline earnings		**Rm**	Rm	Rm
Attributable profit		**1 237**	297	745
Add/(less) after tax effect of:				
Loss on disposal and scrapping of property, plant and equipment		**31**	64	124
Profit on disposal of discontinued operations		**–**	(3)	(3)
Profit on disposal of investments		**(230)**	–	–
Headline earnings		**1 038**	358	866
Earnings per share		**Cents**	Cents	Cents
Basic		**1 250.8**	302.8	758.7
Basic – Diluted		**1 247.0**	299.4	751.0
Headline		**1 049.5**	364.9	881.9
Headline – Diluted		**1 046.4**	360.9	873.0
Number of shares		**Million**	Million	Million
Ordinary shares issued as at period end date*		**99.0**	98.2	98.6
Weighted average number of ordinary shares*		**98.9**	98.1	98.2
Diluted number of ordinary shares*		**99.2**	99.2	99.2
**Rounded to nearest hundred thousand*				
Dividends per share – based on calendar profits		**Cents**	Cents	Cents
Interim dividends proposed		**1 050**	120	–
Interim dividend paid		**–**	–	120
Final dividend proposed		**–**	–	320
Final dividend paid		[illegible]	[illegible]	[illegible]

ABRIDGED CONSOLIDATED BALANCE SHEET

	Reviewed 30 June 2005 Rm	30 June 2004 Rm	Audited 31 December 2004 Rm
ASSETS			
Non-current assets	**1 263**	1 728	1 848
Property, plant and equipment	**1 259**	1 082	1 194
Available-for-sale investments	**4**	646	654
Current assets	**3 747**	1 752	1 881
TOTAL ASSETS	**5 010**	3 480	3 729
EQUITY AND LIABILITIES			
Shareholders' equity	**2 814**	1 984	2 337
Non-current liabilities	**312**	372	312
Financial leases	**115**	178	115
Long-term liabilities	**99**	106	97
Deferred taxation	**98**	88	100
Current liabilities	**1 884**	1 124	1 080
TOTAL EQUITY AND LIABILITIES	**5 010**	3 480	3 729
Net cash and cash equivalents on hand/(net borrowings) (Note 4)	**1 519**	(121)	146

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

	Reviewed for the six months ended 30 June 2005 Rm	30 June 2004 Rm	Audited for the year ended 31 Dec 2004 Rm
Cash inflow from operating activities	**601**	427	1 030
Cash inflow/(outflow) from investing activities	**772**	(125)	(461)
Proceeds on disposal of investments	**1 077**	–	–
Other investing activities	**(305)**	(125)	(461)
Net cash inflow	**1 373**	302	569
Utilised as follows:	**(1 373)**	(302)	(569)
Cash inflow/(outflow) from financing activities	**266**	(232)	(399)
Increase in cash on hand	**(1 639)**	(70)	(170)

ABRIDGED STATEMENT OF CHANGES IN EQUITY

	Share capital and share premium Rm	Non-distributable reserve Rm	Fair value reserve Rm	Retained profit Rm	Total Rm
Balance at 30 June 2004 – reviewed	563	(2)	155	1 268	1 984
Proceeds from shares issued	7				7
Currency translation difference		2			2
Fair value revaluation			15		15
Attributable profit for the period				448	448
Dividends paid – Interim no. 58 – 2004				(119)	(119)
Balance at 31 December 2004 – audited	**570**	**–**	**170**	**1 597**	**2 337**
Proceeds from shares issued	12				12
Currency translation difference		8			8
Fair value revaluation			(167)		(167)
Attributable profit for the period				1 237	1 237
Dividends paid – Final no. 59 – 2004				(316)	(316)
Dividends paid – Special no. 60 – 2005				(297)	(297)
Balance at					

SEGMENTAL REPORT

	Reviewed for the six months ended 30 June 2005 Rm	30 June 2004 Rm	Audited for the year ended 31 Dec 2004 Rm
Revenue			
Steelworks	**1 483**	1 258	2 748
Vanadium	**2 141**	697	1 123
Ferro-alloys	**382**	576	1 165
Total revenue	**4 006**	2 531	5 036
Operating profit			
Steelworks	**211**	119	409
Vanadium	**1 311**	130	349
Ferro-alloys	**52**	164	292
Total operating profit	**1 574**	413	1 050

NOTES TO THE FINANCIAL STATEMENTS

1. **Corporate Governance**

   The group complies, in all material respects, with the Corporate Governance code as contained in the King II Report. The code has been applied throughout the disclosed periods.

2. **Companies Act and Listings Requirements**

   Compliance with the Companies Act no. 61 of 1973, as well as the Listings Requirements of the JSE Limited has been maintained throughout the reporting periods.

3. **Related party transactions**

   Transactions entered into, between the group and its related parties, during the reporting periods were arms length transactions between willing parties at fair value.

4. **Net cash and cash equivalents on hand/(net borrowings)**

   Net cash and cash equivalents on hand/(net borrowings) are calculated by subtracting the financial leases (long-term debt) and the short-term loans from the cash and cash equivalents.

5. **Supplementary revenue information**

		30 June 2005	30 June 2004	31 December 2004
Sales volumes of major products				
Total steel	Tons	**376 711**	411 284	821 340
Vanadium pentoxide (Vanchem)	kg V_2O_5	**2 173 906**	2 072 368	4 365 985
Ferrovanadium (Vanchem)	kg V	**995 454**	1 008 364	2 072 555
Weighted average selling prices achieved of major products				
Total steel	$/t	**582**	443	500
Vanadium pentoxide (Vanchem)	$/kg V_2O_5	**37**	10	11
Ferrovanadium (Vanchem)	$/kg V	**65**	17	20
Average R/$ exchange rate		**6.21**	6.67	6.43

6. **Financial ratios**

	30 June 2005	30 June 2004	31 December 2004
Current ratio	**1.99**	1.56	1.74
Net worth – cents/share	**2 842**	2 020	2 370
Market capitalisation – Rm	**5 484**	1 899	4 733

Financial Results

Significantly improved market conditions in the group's range of vanadium products contributed to substantially higher headline earnings of R1 038 million compared to R358 million for the corresponding period last year. Operating profit improved to R1 574 million from R413 million. Cost reduction initiatives generated savings of R117 million for the period. The depreciation charge of R132 million includes an amount of R44 million relating to the loss on disposal and scrapping of property, plant and equipment.

Profit attributable to shareholders for the six months was R1 237 million compared to R297 million in the corresponding period of 2004. This is after a tax charge of R600 million (2004: R116 million).

Headline earnings per share were 1 049.5 cents, compared to 364.9 cents in the first six months of 2004.

A net cash inflow of R1 373 million was achieved and the group's net cash on hand was R1 519 million compared to R146 million at 31 December 2004.

In view of the results, the Board has decided to declare an interim dividend based on the first half results of 1 050 cents per share (2004: 120 cents). In addition, the Board has declared a special dividend of 650 cents per share from the proceeds of

Steel

World crude steel output continued to grow. Compared to the first six months of 2004, world crude steel production is up by 7.6 per cent. China is still leading the surge in output, having produced 165 million tons during this period, which is 28 per cent higher than the same period last year. China now accounts for 30 per cent of global steel production.

Overall group steel sales volumes have decreased by 8 per cent and domestic despatches by 7 per cent, compared to the same period last year. This was mainly the result of lower steel output, due to the rebuilding and upgrading of the new open slag bath configuration of the ironmaking furnace no. 5. It is, however, expected that sales volumes in the second half of the year will be an improvement on those of the first half.

Having reached all-time highs towards the middle of last year, international prices for all the group's steel products have dropped over the past six months. However, following production cuts announced by various producers and substantial input cost increases, selling prices are expected to stabilise over the next few months as supply and demand are brought into balance.

The group recently launched 350WA structural steel as the new standard in the domestic market. This product is 17 per cent stronger than the former standard grade 300WA, whilst maintaining the same formability and welding properties. This should enhance the competitiveness of structural steel as a construction material and result in increased consumption.

Vanadium

On the back of record steel production worldwide and global vanadium supply problems, vanadium reached all-time record prices towards the end of the first quarter and peaked at more than double the previous record price achieved during 1989. In line with subsequent reduced steel demand and improved vanadium supply, prices consolidated and started to decline towards the end of the second quarter to more sustainable levels.

In contrast to many other producers which experienced supply problems, vanadium production at Vanchem was at record levels for the period under review. A new slimes dam and thickener are in the process of being commissioned. The discharge-end modification of kiln no. 3, which is expected to improve performance substantially, is well advanced.

Ferro-alloys

After the all-time record prices achieved for manganese alloys as well as for ferrosilicon during 2004, prices started to decline towards the end of 2004 and continued to fall during the first two quarters of 2005 to uneconomic levels. Reduced stainless steel demand also impacted on the sale of ferrosilicon.

As a result of the low export prices, excessive price increases for raw materials and high electricity costs during the winter months, all manganese furnaces and one ferrosilicon furnace were taken off line in June. Repairs and refurbishments of these units will be carried out during the outage period.

Investments

It was announced on 7 January 2005 and 13 May 2005 that the group's Acerinox, S.A. shares were sold in two tranches. The first tranche of 3 866 666 shares was sold for €43.3 million and the second equal tranche for €43.9 million. Total Rand proceeds amounted to R698 million and a profit of R165 million was achieved.

The group's 12.5 per cent investment in Columbus Stainless (Proprietary) Limited was sold on 13 May 2005 for €47.5 million which yielded R379 million. This resulted in a profit of R78 million.

The process to sell Transalloys was terminated when it became clear that due to the changed market conditions fair value would not be obtained. A process that may result in the disposal of the Rand Carbide operation continues.

Capital Expenditure

Capital expenditure incurred by the group during the period amounted to R255 million (2004: R31 million) and the total commitment in respect of further capital expenditure as at 30 June 2005 is R425 million compared to R314 million at 31 December 2004. This expenditure will be funded from internally generated cash flows and available borrowing facilities.

Safety, Health, Environment and Quality

The group experienced no fatalities during the first half of the year. The lost time injury frequency rate ("LTIFR") as at 30 June 2005 was 0.26 compared to 0.38 recorded for 2004. The group LTIFR target for 2005 is 0.21.

The corporation continues to promote HIV/AIDS awareness, an initiative which commenced in 2003. As at 30 June 2005, 63 per cent of the total work force of

A five-year programme to achieve international best practice in emission control, waste management and water conservation was implemented this year and projects amounting to approximately R141 million have been completed or are in the process of completion. Steady progress has been made in respect of complying with requirements needed for the various licences required in terms of new legislation for the group's water consumption and waste generation.

Black Economic Empowerment

During the period under review, goods and services worth R177 million (2004: R104 million) were purchased from a total of 116 black empowerment enterprises (2004: 96). The group also participated in the establishment of a small scale BEE mining operation at Mapochs mine.

Directorate

Mr TE Jones retired as director and non-executive chairman of the corporation with effect from 31 March 2005. The Highveld Board extends its appreciation to him for his significant contribution during his 37 years with the corporation and for the leadership role he played most recently as non-executive chairman. The Highveld Board and staff wish him well in his retirement.

Corporate Governance

The Board considers that it complies in all material respects with the Code of Corporate Practices and Conduct as embodied in the King II Report.

Outlook

As indicated above, domestic demand for our steel products has slowed. This should, however, improve during the fourth quarter as merchant de-stocking terminates. Relatively low interest rates and the current weaker Rand will impact positively on the industry in general and specifically the value added manufacturing sector.

Internationally, strong demand for steel in China, which has been a major force behind the improving international demand experienced last year, and the resulting increased prices appear to be moderating to some extent following the Chinese government's stated intention to cool down their economy. Demand in Europe is down substantially. The effect has already been felt in international price reductions and softening demand across the full range of products. Production cuts by all major producers will, however, moderate the impact and should reverse price weakness in the fourth quarter.

The international vanadium market, whilst showing price improvement during the first half of the year, has also slowed in line with this weaker steel demand. Improved supply will also serve to bring prices down to more realistic levels in line with supply and demand.

The group's cost savings programme continues to yield positive results and it is expected that further savings will be achieved. The group restructuring programme is also well advanced and should assist in achieving improved operational efficiencies.

Assuming exchange rates remain at current levels and taking into account the softening in demand and prices for steel, the fall in vanadium prices and the very weak alloy demand and prices, it will not be possible to maintain the same level of earnings in the second half of the year.

For and on behalf of the Board.

G G Gomwe – *Chairman*
A J de Nysschen – *Chief Executive Officer*

Witbank
1 August 2005

HIGHVELD STEEL AND VANADIUM CORPORATION LIMITED

(Incorporated in the Republic of South Africa)
(Registration no. 1960/001900/06)
Share code: HVL ISIN: ZAE000003422
("Highveld" or "the corporation")

Notice of Interim Ordinary and Special Dividends

On Monday, 1 August 2005, the directors of the corporation declared an interim dividend no. 61 of 1 050 cents per share and a special dividend no. 62 of 650 cents per share (South African currency) on the ordinary shares for the six months to 30 June 2005, as follows:

Amount (South African currency)	1 700 cents per share
Last day to trade to qualify for dividend (and for changes of address or dividend instructions)	Friday, 26 August 2005
Ex-dividend on the JSE Limited	Monday, 29 August 2005
Record date	Friday, 2 September 2005
Payment date of dividend	Monday, 5 September 2005

Share certificates may not be dematerialised or rematerialised between Monday, 29 August 2005 and Friday, 2 September 2005, both days inclusive.

By order of the Board

Ms A Diener
Company Secretary

Witbank
1 August 2005

The interim report will be posted to all registered shareholders on Wednesday, 3 August 2005. Enquiries may be directed to email address: general@hiveld.co.za

DIRECTORS: G G Gomwe (Chairman) (Zimbabwean), A J de Nysschen (Chief Executive Officer), D D Barber, E Barnardo, I Botha, L Boyd, C B Brayshaw, C J Colebank, A Harris, L Matteucci, N B Mbazima (Zambian), Ms D R Motsepe, Dr A J Pienaar and B J T Shongwe

ALTERNATE DIRECTOR: G F Young

COMPANY SECRETARY: Ms A Diener

Registered Office
Portion 29 of the farm Schoongezicht no. 308 JS
District Witbank
Mpumalanga
P O Box 111
Witbank 1035
Tel: (013) 690-9911

Transfer Secretaries
Computershare Investor Services 2004 (Proprietary) Limited
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown 2107
Tel: (011) 370-5000